SD 10/27/04

10/28

04013387

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

| SEC FILE NUMBER |
|---|
| 8- 31032 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BROOKSTREET SECURITIES CORORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2361 Campus Drive, Suite 210
(No. and Street)

PROCESSED
OCT 29 2004
THOMSON FINANCIAL

Irvine (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stanley C. Brooks 949/852-6800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaVine & Associates CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

26691 Plaza Drive, Suite 222 (Address) Mission Viejo (City), CA (State) 92691 (Zip Code)

OCT 1 5 2004
WASH, D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Stanley C. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookstreet Securities Corporation, as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SCOTT E. WHITTEN
Commission # 1429329
Notary Public - California
Orange County
My Comm. Expires Jul 8, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schedule I

**BROOKSTREET SECURITIES CORPORATION**
Computations of Net Capital Pursuant to Rule 15c3-1
June 30, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| COMPUTATION OF NET CAPITAL | | |
| Total ownership equity: | | |
| Stockholders' equity (from balance sheet) | $ 5,770,831 | $5,671,804 |
| Deductions: | | |
| Receivables | (1,800) | (2,560,483) |
| Prepaid expenses and other assets | (302,335) | (74,648) |
| Marketable securities haircut | (1,953,177) | (178,222) |
| Fixed assets | (181,813) | (203,152) |
| Deferred tax asset | (939,000) | (125,000) |
| Restricted securities | (504,050) | - |
| | (3,882,175) | (3,141,505) |
| Net Capital | $ 1,888,656 | $2,530,299 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | | |
| Minimum dollar net capital requirement | $ 250,000 | $ 250,000 |
| Minimum net capital (6-2/3% of aggregate indebtedness) | 1,034,782 | 334,790 |
| Excess Net Capital | $ 853,874 | $2,195,509 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | | |
| Total aggregate indebtedness (from balance sheet) | $15,513,968 | $5,019,344 |
| Ratio of aggregate indebtedness to Net Capital | 8.21 to 1 | 1.98 to 1 |

RECONCILIATION

The following is a reconciliation, as of June 30, 2004 and 2003, of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

| | 2004 | 2003 |
|---|---|---|
| Net Capital - Company's computation | $ 3,807,573 | $2,617,234 |
| Reconciling items: | | |
| Accounts payable accrual | (162,820) | (200,000) |
| Legal/settlement accrual | (1,945,500) | - |
| Income tax provision adjustment | 189,403 | 113,065 |
| Net Capital | $ 1,888,656 | $2,530,299 |

**BROOKSTREET SECURITIES CORPORATION**

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2004 and 2003

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.